EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick
President & CEO
(416) 960-9500

John B. Friedrichsen
Senior Vice President & CFO
(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports record first quarter results

Increases financial outlook - fiscal 2006 EPS range now $1.05 to $1.15

Highlights:
•	Revenues up 72%
•	EBITDA up 75%
•	Adjusted net earnings up 59%
•	Adjusted diluted EPS up 50%

TORONTO, Canada, July 27, 2005 - FirstService Corporation (Nasdaq: FSRV; TSX: FSV.SV) today reported results for its first quarter ended June 30, 2005. All amounts are in US dollars.

Quarterly revenues were $287.9 million, an increase of 72% relative to the same period last year. EBITDA (see definition and reconciliation below) increased 75% to $32.0 million. Adjusted net earnings from continuing operations were $11.5 million, up 59% from $7.3 million in the prior year period. Adjusted diluted earnings per share from continuing operations were $0.36 for the quarter versus $0.24 in the prior year period, up 50%. The adjustment represents the non-cash amortization of short-lived intangible assets, relating to pending commercial real estate brokerage transactions and listings, recognized on the November 2004 acquisition of the Company’s commercial real estate services platform operating as Colliers International.

“The performance of our newly acquired commercial real estate platform, Colliers International, was especially strong,

not only in North America, but also in the Far East, Australia and New Zealand,” said Jay S. Hennick, President and Chief Executive Officer of FirstService Corporation. “Operating on a global scale is one of the important benefits of this recent acquisition and provides us with many new opportunities for growth in the future. While our results in commercial real estate were impressive, we were also extremely pleased with the performances of our Residential Property Management and Property Improvement divisions. In fact, all of our service lines are well-positioned to deliver solid growth this fiscal year as markets leaders in their respective industries,” he added.

About FirstService Corporation
FirstService is a leader in the rapidly growing service sector, providing services in the following areas: residential property management; commercial real estate services; integrated security services; property improvement and business services.  Market-leading brands include Continental, Wentworth and Prime Management in residential property management; Colliers International in commercial real estate; Intercon Security and SST in integrated security services; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Resolve Corporation in business services.

FirstService is a diversified service company with more than US$1 billion in annualized revenues and more than 16,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Operating Results
Residential Property Management revenues increased to $84.1 million for the quarter, 24% higher than in the prior year period. Internal growth of 19% was attributable to growth in contractual property management revenues as well as ancillary financial services revenues in several markets. Revenue growth of 5% from acquisitions included property management acquisitions in Chicago and Las Vegas completed during the past twelve months. EBITDA for the quarter was $8.6 million, up 30% from $6.6 million one year ago, while margins improved 60 basis points due to operating leverage and mix change from the increase in high-margin ancillary services revenues.

Results in Commercial Real Estate Services, comprised of the Colliers International operations, significantly exceeded expectations. Revenues totalled $99.3 million for the first quarter representing internal growth of 41% relative to the same period one year ago (at which time this operation was not owned by FirstService) resulting from very strong brokerage activity in most of its markets, especially Hong Kong, New Zealand, Australia and the west coast of North America. First quarter EBITDA was $11.8 million and the margin was 11.9%, reflecting strong incremental contribution from additional revenues.

Revenues in Property Improvement Services totalled $35.2 million, an increase of 19% over the prior year period. The Paul Davis Restoration franchise system and the company-owned California Closets “branchise” stores produced solid revenue gains. EBITDA in the seasonally strong first quarter was $9.5 million, an increase of $2.0 million relative to last year, at a margin of 27.1%, 160 basis points higher than last year.

Integrated Security Services revenues in the first quarter were $32.5 million, a decline of 5% relative to the prior year period, primarily as a result of delays in two large U.S. commercial electronic security system projects. Quarterly EBITDA was $1.7 million versus $2.6 million in the prior year period. For the fiscal year, these operations are expected to report growth in both revenues and EBITDA.

First quarter Business Services revenues were $36.7 million, up 4% relative to the prior year period. EBITDA was $2.6 million versus $3.5 million in the first quarter last year. The reduction was attributable to start up costs on a large student loan contract which began generating revenues in mid July as well as costs incurred for an initiative to improve the operating performance and capacity utilization of the fulfilment operations, the benefits of which will begin to be realized later in the year.

Quarterly corporate costs were $2.3 million, relative to $2.0 million in the prior year period primarily due to costs related to Sarbanes-Oxley compliance work.

A comparison of segmented EBITDA to operating earnings is provided below.

Financial Position
The balance sheet as at June 30, 2005 reflects the $100.0 million private placement of 5.44% Senior Notes completed on April 1, 2005, as well as the repayment of $14.3 million of principal on the Company’s 8.06% Senior Notes during the quarter. As at June 30, 2005, the Company’s total debt, excluding interest rate swaps, was $248.1 million and the Company had cash of $67.9 million, for net indebtedness of $180.2 million.

Financial Outlook
Due to strong year to date results and favourable conditions in its markets, FirstService is increasing the outlook for fiscal 2006 previously issued on May 18, 2005.

Year ending March 31, 2006
(in millions of US dollars, except per share amounts)	Updated	Previous
Revenues	$1,100 - $1,150	$1,050 - $1,100
EBITDA	97.0 - 104.0	92.0 - 99.0
Adjusted diluted earnings per share from continuing operations	$1.05 - $1.15	$0.97 - $1.07

Note: The updated outlook assumes (i) no further acquisitions or divestitures completed during the outlook period; (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services; and (iii) an average exchange rate of US$0.80 per C$1.00. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Wednesday, July 27, 2005 at 11:00 AM Eastern Time to discuss results for the first quarter and year as well as the outlook for fiscal 2006. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News Releases” section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

		Three months ended June 30
		2005	2004
	Revenues	$287,897	$167,043
	Cost of revenues	180,398	114,877
	Selling, general and administrative expenses	75,542	33,893
	Depreciation	4,495	3,247
	Amortization of intangibles other than backlog	868	622
	Amortization of brokerage backlog (1)	669	-
	Operating earnings	25,925	14,404
	Other (income) expense	(674)	-
	Interest expense	4,204	2,239
		22,395	12,165
	Income taxes	6,943	3,526
		15,452	8,639
	Minority interest share of earnings	4,332	1,388
	Net earnings from continuing operations	11,120	7,251
	Net earnings from discontinued operations, net of income taxes (2)	-	2,142
	Net earnings	$11,120	$9,393

	Net earnings per share
	Basic
	Continuing operations	$0.37	$0.25
	Discontinued operations (2)	-	0.07
		$0.37	$0.32
	Diluted (3)
	Continuing operations	$0.35	$0.24
	Discontinued operations (2)	-	0.07
		$0.35	$0.31
	Adjusted diluted net earnings per share from continuing operations (4)	$0.36	$0.24

Weighted average shares outstanding: (in thousands)	Basic	30,204	29,560
	Diluted	30,879	30,200

Notes
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisition of CMN International Inc. operating as Colliers International. Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Primarily represents gain on sale of Greenspace lawn care operation completed April 1, 2004.
(3) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries.
(4) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisition of CMN International Inc. All of the adjustments are non-cash and are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended June 30
	2005	2004
Adjusted operating earnings	$26,594	$14,404
Amortization of brokerage backlog	(669)	-
Operating earnings	$25,925	$14,404

Adjusted net earnings from continuing operations	$11,548	$7,251
Amortization of brokerage backlog	(669)	-
Deferred income taxes	241	-
Net earnings from continuing operations	$11,120	$7,251

Adjusted diluted net earnings per share from continuing operations	$0.36	$0.24
Amortization of brokerage backlog, net of deferred income taxes	(0.01)	-
Diluted net earnings per share from continuing operations	$0.35	$0.24

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States or Canadian generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended June 30
	2005	2004
EBITDA	$31,957	$18,273
Depreciation	(4,495)	(3,247)
Amortization of intangibles other than brokerage backlog	(868)	(622)
Amortization of brokerage backlog	(669)	-
Operating earnings	$25,925	$14,404

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	June 30 2005	March 31 2005
Assets
Cash and cash equivalents	$67,947	$37,458
Accounts receivable	161,534	168,927
Inventories	21,426	20,878
Prepaids and other current assets	21,323	21,507
Current assets	272,230	248,770
Fixed assets	59,694	57,241
Other non-current assets	27,968	22,755
Goodwill and intangibles	299,590	297,962
Total assets	$659,482	$626,728

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$141,975	$155,429
Other current liabilities	8,397	9,147
Long term debt - current	17,857	18,206
Current liabilities	168,229	182,782
Long term debt - non-current	232,508	201,809
Deferred income taxes	32,162	29,802
Minority interest	29,843	26,464
Shareholders’ equity	196,740	185,871
Total liabilities and equity	$659,482	$626,728

Total debt, excluding interest rate swaps	$248,110	$219,732
Total debt, net of cash, excluding interest rate swaps	180,163	182,274

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended June 30
	2005	2004
Operating activities
Net earnings from continuing operations	$11,120	$7,251
Items not affecting cash:
Depreciation and amortization	6,032	3,869
Deferred income taxes	232	(612)
Minority interest share of earnings	4,332	1,388
Other	514	83

Changes in operating assets and liabilities	(6,362)	(4,394)
Net cash provided by operating activities	15,868	7,585

Investing activities
Acquisitions of businesses, net of cash acquired	(3,703)	(6,841)
Purchases of fixed assets, net	(6,824)	(4,146)
Other investing activities	(1,131)	146
Net cash used in investing	(11,658)	(10,841)

Financing activities
Increase in long-term debt	28,269	(446)
Other financing activities	(1,736)	559
Net cash provided by financing	26,533	113
Net cash provided by discontinued operation	-	4,697
Effect of exchange rate changes on cash	(254)	811

Increase in cash and cash equivalents during the period	30,489	2,365
Cash and cash equivalents, beginning of period	37,458	15,620
Cash and cash equivalents, end of period	$67,947	$17,985

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improvement Services	Business Services	Corporate	Consolidated
Three months ended June 30
2005
Revenues	$84,081	$99,304	$32,501	$35,222	$36,681	$108	$287,897
EBITDA	8,630	11,785	1,718	9,535	2,614	(2,325)	31,957
Operating earnings	7,333	10,157	1,078	8,706	1,022	(2,371)	25,925
Brokerage backlog amortization		669
Adjusted operating earnings		10,826

2004
Revenues	$67,958	$-	$34,125	$29,519	$35,420	$21	$167,043
EBITDA	6,618	-	2,568	7,532	3,516	(1,961)	18,273
Operating earnings	5,536	-	2,014	6,871	1,988	(2,005)	14,404